Exhibit 2.1

STOCK PURCHASE AGREEMENT

among

Pakedge Device & Software Inc.,

Victor Pak,
Dusan Jankov,
Nickolas Phillips,
The Stacy Pak 2015 Annuity Trust,
The Victor Pak 2015 Annuity Trust ,

Control4 Corporation

and

Victor Pak as Sellers’ Representative

dated as of

January 29, 2016

i

Section 4.03 Investment Purpose.	33
Section 4.04 Brokers.	34
Section 4.05 Sufficiency of Funds.	34
Section 4.06 Legal Proceedings.	34
Section 4.07 Independent Investigation.	34
ARTICLE V COVENANTS	34
Section 5.01 Conduct of Business Prior to the Closing.	34
Section 5.04 Notice of Certain Events.	35
Section 5.06 Confidentiality.	36
Section 5.07 Non-competition; Non-solicitation	36
Section 5.08 Governmental Approvals and Consents	37
Section 5.09 Books and Records.	32
Section 5.10 Closing Conditions	39
Section 5.11 Public Announcements.	39
Section 5.12 Further Assurances.	40
ARTICLE VI TAX MATTERS	41
Section 6.01 Tax Covenants.	41
Section 6.02 Termination of Existing Tax Sharing Agreements.	42
Section 6.03 Tax Indemnification.	42
Section 6.04 Straddle Period.	43
Section 6.05 Section 338(h)(10) Election.	43
Section 6.06 Contests.	46
Section 6.07 Cooperation and Exchange of Information.	46
Section 6.08 Tax Treatment of Indemnification Payments.	47
Section 6.09 Survival.	47
Section 6.10 Overlap.	47
ARTICLE VII CONDITIONS TO CLOSING	47
Section 7.01 Conditions to Obligations of All Parties.	47
Section 7.02 Conditions to Obligations of Buyer.	47
Section 7.03 Conditions to Obligations of Seller.	49
ARTICLE VIII INDEMNIFICATION	50
Section 8.01 Survival.	50
Section 8.02 Indemnification By Seller.	51
Section 8.03 Indemnification By Buyer.	51
Section 8.04 Certain Limitations.	51
Section 8.05 Indemnification Procedures.	53
Section 8.06 Payments.	55
Section 8.07 Tax Treatment of Indemnification Payments.	56
Section 8.09 Exclusive Remedies.	56
ARTICLE IX TERMINATION	57

EXHIBITS

Exhibit A - Escrow Agreement

Exhibit B - Form of Employment Offer Letter

Exhibit C - Form of Inventions Assignment Agreement

SCHEDULES

Schedule 1 - Example of Closing Adjusted Working Capital Calculation

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this "Agreement"), dated as of January 29, 2016, is entered into between Pakedge Device & Software Inc., a California corporation (the “Company”), Victor Pak, Dusan Jankov, Nickolas Phillips, The Stacy Pak 2015 Annuity Trust, and The Victor Pak 2015 Annuity Trust (collectively, "Sellers"), Control4 Corporation, a Delaware corporation ("Buyer"), and Victor Pak in his capacity as Sellers’ Representative ("Sellers’ Representative").

RECITALS

WHEREAS, Sellers own all of the issued and outstanding shares of common stock, no par value (the "Shares"), of the Company; and

WHEREAS, Sellers wish to sell to Buyer, and Buyer wishes to purchase from Sellers, the Shares, subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I Definitions

The following terms have the meanings specified or referred to in this Article I:

"Action" means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

"Affiliate" of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" has the meaning set forth in the preamble.

"Allocation Schedule" has the meaning set forth in Section 6.06(b).

"Audited Financial Statements" has the meaning set forth in Section 5.10

"Balance Sheet" has the meaning set forth in Section 3.05.

"Balance Sheet Date" has the meaning set forth in Section 3.05.

"Basket" has the meaning set forth in Section 8.04(a).

"Benefit Plan" has the meaning set forth in Section 3.20(a).

"Business Day" means any day except Saturday, Sunday or any other day on which commercial banks located in Salt Lake City, Utah are authorized or required by Law to be closed for business.

"Buyer" has the meaning set forth in the preamble.

"Buyer Indemnitees" has the meaning set forth in Section 8.02.

"Buyer's Accountants" means Ernst & Young.

"Closing" has the meaning set forth in Section 2.05.

"Closing Adjusted Working Capital" means: the sum of (a) cash-on-hand, (b) trade receivables, (c) inventory deposits, and (d) inventory; less (e) allowance for bad debt, and (f) accounts payable, determined as of the close of business on the Closing Date; and also less (g) all external auditor fees associated with the preparation of the Audited Financial Statements, regardless of when such fees are incurred.  The amount of Closing Adjusted Working Capital shall be calculated in the same manner used to determine the amounts for items (a) – (f) set forth on Schedule 1 attached hereto.

"Closing Adjustment" has the meaning set forth in Section 2.03(a)(ii).

"Closing Date" has the meaning set forth in Section 2.05.

"Closing Working Capital Statement" has the meaning set forth in Section 2.03(b)(i).

“Company Cloud Services” means Company products marketed, offered and/or sold by the Company as “cloud based” products or services, and all computer hardware and operating systems, including servers and other equipment, associated therewith.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" has the meaning set forth in the recitals.

"Company Intellectual Property" means (a) any and all Intellectual Property, Software and Technology used, licensed or leased in the conduct of the business of the Company as currently conducted; and (b) any and all Company-Owned Intellectual Property.

"Company IP Agreements" means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), whether written or oral, relating to Intellectual Property to which the Company is a party, beneficiary or otherwise bound.

"Company IP Registrations" means all Company-Owned Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Company-Owned Intellectual Property” means (a) any and all Intellectual Property, Software and Technology that is owned or is purportedly owned by the Company; and (b) Intellectual Property that was developed for the Company by full or part time employees, contractors, agents or consultants of the Company and that will be assigned or otherwise transferred under law to the Company and, if applicable, duly recorded.

“Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company and all products or services under development by the Company, including without limitation, Company Cloud Services.

"Contracts" means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

"Continuing Accounts" has the meaning set forth in Section 5.11.

"Direct Claim" has the meaning set forth in Section 8.05(c).

"Disclosure Schedules" means the Disclosure Schedules delivered by Company and Buyer concurrently with the execution and delivery of this Agreement.

"Disputed Amounts" has the meaning set forth in Section 2.03(c)(iii).

"Dollars or $"  means the lawful currency of the United States.

“Employment Offer Letter” means the Employment Offer Letter in substantially the form attached hereto as Exhibit B to be signed by each Key Employee.

"Encumbrance" means any charge, claim, pledge, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of first refusal, or restriction of any kind, including restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

"Environmental Law" means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term "Environmental Law" includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977,

33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

"ERISA Affiliate" means all employers (whether or not incorporated) that would be treated together with the Company or any of its Affiliates as a "single employer" within the meaning of Section 414 of the Code.

“Escrow Account” has the meaning set forth in Section 2.02(b).

“Escrow Agent” means U.S. Bank National Association.

“Escrow Agreement” has the meaning set forth in Section 2.02(b).

“Escrow Amount” has the meaning set forth in Section 2.02(b).

"Estimated Closing Working Capital" has the meaning set forth in Section 2.03(a)(i).

"Estimated Closing Working Capital Statement" has the meaning set forth in Section 2.03(a)(i).

"Financial Statements" has the meaning set forth in Section 3.05.

"GAAP" means United States generally accepted accounting principles in effect from time to time.

"Government Contracts" has the meaning set forth in Section 3.08(a)(viii).

"Governmental Authority" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

"Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

"Hazardous Materials" means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

"Indemnified Party" has the meaning set forth in Section 8.05.

"Indemnifying Party" has the meaning set forth in Section 8.05.

"Independent Accountant" has the meaning set forth in Section 2.03(c)(iii).

"Insurance Policies" has the meaning set forth in Section 3.16.

"Intellectual Property" means all intellectual and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; and (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor's certificates, petty patents and patent utility models).

“Inventions Assignment Agreement” means each Proprietary Information and Inventions Assignment Agreement to be entered into by Buyer and each Key Employee in substantially the form attached hereto as Exhibit C.

“Key Employees” means Victor Pak, Dusan Jankov and Nickolas Philips.

“Key Employee Agreements” means for each Key Employee, the Inventions Assignment Agreement and the Employment Offer Letter.

"Knowledge of Company or Company’s Knowledge" or any other similar knowledge qualification, means the actual or constructive knowledge of any director or executive officer of the Company or of any Seller, after reasonable inquiry.

"Law" means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

"Liabilities" has the meaning set forth in Section 3.06.

"Losses" means losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys' fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers; provided, however, that "Losses" shall not include punitive, incidental, consequential, special or indirect damages, except in the case of fraud or to the extent actually awarded to a Governmental Authority or other third party.  Losses resulting from any failure of the Section 338(h)(10) Election by reason of any breach by Sellers of any representation or covenant shall include the Section 338(h)(10) Adjustment paid by Buyer pursuant to this Agreement.

"Majority Holders" has the meaning set forth in Section 10.01(b).

"Material Adverse Effect" means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the Company, or (b) the ability of a Person to consummate the transactions contemplated hereby on a timely basis; provided, however, that "Material Adverse Effect" shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (iii) any changes in applicable Laws or accounting rules, including GAAP; (iv) the public announcement, pendency or completion of the transactions contemplated by this Agreement; or (v) conditions generally affecting the industries in which the Company operates; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i) through (iii) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company compared to other participants in the industries in which the Company conducts its businesses.

"Material Contracts" has the meaning set forth in Section 3.08(a).

"Material Customers" has the meaning set forth in Section 3.15(a).

"Material Suppliers" has the meaning set forth in Section 3.15(b).

"Permits" means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

"Permitted Encumbrances" has the meaning set forth in Section 3.09(a).

"Person" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"Post-Closing Adjustment" has the meaning set forth in Section 2.03(b)(ii).

"Post-Closing Tax Period" means any taxable period beginning after the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period beginning after the Closing Date.

"Post-Closing Taxes" means Taxes of the Company for any Post-Closing Tax Period.

"Pre-Closing Tax Period" means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

"Pre-Closing Taxes" means Taxes of the Company for any Pre-Closing Tax Period.

"Purchase Price" has the meaning set forth in Section 2.02(a).

"Qualified Benefit Plan" has the meaning set forth in Section 3.20(c).

"Real Property" means the real property owned, leased or subleased by the Company, together with all buildings, structures and facilities located thereon.

"Release" means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

"Representative" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"Representative Losses" has the meaning set forth in Section 10.01(c).

"Resolution Period" has the meaning set forth in Section 2.03(c)(ii).

"Restricted Business" means a business that manufactures or sells any of the following hardware: networking routers, networking switches, networking wireless access points, plug in power distribution devices, or hardware and software that remotely monitor and manage those plug in power and networking devices.

"Restricted Period" has the meaning set forth in Section 5.04.

"Review Period" has the meaning set forth in Section 2.03(c)(i).

"Section 338(h)(10) Adjustment" has the meaning set forth in Section 6.06(a)(ii).

"Section 338(h)(10) Election" has the meaning set forth in Section 6.06(a)(i).

"Section 338 Forms" has the meaning set forth in Section 6.06(a)(iii).

"Sellers" has the meaning set forth in the preamble.

"Sellers Indemnitees" has the meaning set forth in Section 8.03.

"Sellers’ Accountants" means Gilbert H Brown & Associates, Inc.

"Sellers’ Representative" has the meaning set forth in the preamble.

"Shares" has the meaning set forth in the recitals.

“Software” means any and all of the following on a worldwide basis whether or not filed, perfected, registered or recorded: all computer software and firmware (including Source Code, executable code, data, databases, and related documentation); all copies and tangible embodiments thereof (in whatever form or medium); and all associated copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith.

“Source Code” means, collectively, any source code, data files, object code, systems documentation, schematics, principles of operation, and metadata, or confidential manufacturing specifications or designs, any material portion or aspect of source code, systems documentation, schematics, principles of operation, and metadata, or confidential manufacturing specifications or designs, or any material proprietary information or algorithm contained in or relating to any source code, data files, object code, systems documentation, schematics, principles of operation, and metadata, or confidential manufacturing specifications or designs.

"Statement of Objections" has the meaning set forth in Section 2.03(c)(ii).

"Straddle Period" has the meaning set forth in Section 6.04.

"Target Working Capital" has the meaning set forth in Section 2.03(a)(ii).

"Tax or Taxes" means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

"Tax Claim" has the meaning set forth in Section 6.06.

"Tax Return" means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Tax Return Procedures" has the meaning set forth in Section 6.01.

"Technical Documentation" means all technical and descriptive materials relating to the acquisition, design, development, use, or maintenance of equipment, facilities, and online, website and cloud-based accounts (“Infrastructure”), including passwords, login credentials, user profiles, access codes and all other information related to the Infrastructure.

"Technology" means all tangible items related to, constituting, disclosing or embodying any or all of the following, including all versions thereof and all technology from which such items were derived (a) machinery, equipment, devices, and prototypes; (b) inventions (whether or not patentable), technology, discoveries and improvements; (c) proprietary and confidential information, designs, schematics, trade secrets and know-how; (d) databases, data compilations and collections, and customer and technical data; (e) methods and processes; (f) works of authorship including computer software, whether in Source Code or in executable code form, architecture and documentation; and (g) Technical Documentation.

"Territory" means the United States of America.

"Third Party Claim" has the meaning set forth in Section 8.05(a).

"Transaction Documents" means this Agreement, the Escrow Agreement, and the Key Employee Agreements.

"Undisputed Amounts" has the meaning set forth in Section 2.03(c)(iii).

"Union" has the meaning set forth in Section 3.21(b).

“Virus” means any virus, malware, spyware, malicious code, trojan horse, worm, back door, known security vulnerability, trap door, time bomb, software lock, drop dead device or other program, routine, instruction, device, code, contaminant, logic, effect or other undisclosed feature designed or intended to delete, disable, deactivate, interfere with, disrupt, erase, deny access to, enable any third party to access without authorization, produce modifications of, or otherwise adversely affect the functionality or interfere with the use of, any data, Software or Technology.

Article II Purchase and sale

Section 2.01 Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, Sellers shall sell to Buyer, and Buyer shall purchase from Sellers, the Shares, free and clear of all Encumbrances, for the consideration specified in Section 2.02.

Section 2.02 Purchase Price; Escrow.

(a) The aggregate purchase price for the Shares shall be $32,000,000, subject to adjustment pursuant to Section 2.03 hereof (the "Purchase Price"). In the event that a Section 338(h)(10) Election is made, the parties agree to allocate the Purchase Price for tax purposes as provided in Section 6.06(b).

(b) As security for any Post-Closing Adjustment in favor of the Purchaser pursuant to Section 2.03(b) and Sellers’ indemnification obligations set forth in Article VIII, at the Closing, Buyer shall deposit with the Escrow Agent cash in the amount equal to $4,800,000 (the “Escrow Amount”) by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent (the “Escrow Account”).  The Escrow Amount shall be held and disbursed solely for the purposes of, and in accordance with, the terms hereof and that certain Escrow Agreement by and among Buyer, Sellers and the Escrow Agent in the form attached hereto as Exhibit A (the “Escrow Agreement”). The Escrow Agreement shall provide that the amount then on deposit with the Escrow Agent pursuant to the Escrow Agreement, if any, less the amount subject to any pending indemnification claim made by a Buyer Indemnitee pursuant to Article VIII hereto shall be for distribution to the Sellers eighteen (18) months following the Closing Date.   In the event of a conflict between the Escrow Agreement and this Agreement, the terms of this Agreement shall govern as between Buyer and Sellers.

Section 2.03 Purchase Price Adjustment.
(a) Closing Adjustment.

(i) Prior to the Closing, the Company shall prepare and deliver to Buyer a statement setting forth its good faith estimate of Closing Adjusted Working Capital (the "Estimated Closing Working Capital"), which statement shall contain an estimated balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein), a calculation of Estimated Closing Working Capital (the "Estimated Closing Working Capital Statement"), and a certificate of the Chief Executive Officer of the Company that the Estimated Closing Working Capital Statement was prepared with consistent classifications, judgments and valuation and estimation methodologies as those that were used in the preparation of the Financial Statements for the most recent fiscal year end as if such Estimated Closing Working Capital Statement was being prepared and audited as of a fiscal year end.

(ii) The "Closing Adjustment" shall be an amount equal to the Estimated Closing Working Capital minus $3,814,000 (the "Target Working Capital"). If the Closing Adjustment is a positive number, the Purchase Price shall be increased by the amount of the Closing Adjustment. If the Closing Adjustment is a negative number, the Purchase Price shall be reduced by the amount of the Closing Adjustment.  In the event the Closing Adjustment is a positive number, 15% of the Closing Adjustment shall be placed into the Escrow Account and the Escrow Amount shall be increased accordingly.

(iii) There shall not be taken into account in calculating the Closing Adjustment (x) any Federal, State, local  or foreign Tax attributable to the Section 338(h)(10) Election (including, without limitation, any Tax under Code Section 1374 or any similar provision of State or local law); (y) any Federal, State, local or foreign Tax attributable to any voluntary election or other action by the Buyer or by the Company after the Closing; and (z) any bonuses paid to employees in consideration of their continuing employment with the Company following the Closing.

(b) Post-Closing Adjustment.

(i) Within 70 days after the Closing Date, Buyer shall prepare and deliver to Sellers a statement setting forth its calculation of Closing Adjusted Working Capital, which statement shall contain a balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein), a calculation of Closing Adjusted Working Capital (the "Closing Working Capital Statement") and a certificate of the Chief Financial Officer of Buyer that the Closing Working Capital Statement was prepared in accordance with GAAP.

(ii) The post-closing adjustment shall be an amount equal to the Closing Adjusted Working Capital minus the Estimated Closing Working Capital (the "Post-Closing Adjustment"). If the Post-Closing Adjustment is a positive number, Buyer shall pay to Sellers an amount equal to the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative number, an amount equal to the Post-Closing Adjustment shall be distributed to Buyer from the Escrow Account in accordance with the terms of the Escrow Agreement.

(c) Examination and Review.

(i) Examination. After receipt of the Closing Working Capital Statement, Sellers shall have 30 days (the "Review Period") to review the Closing Working Capital Statement. During the Review Period, Sellers and Sellers’ Accountants shall have full access to the books and records of the Company, the personnel of, and work papers prepared by, Buyer and/or Buyer's Accountants, provided, that such access shall be in a manner that does not interfere with the normal business operations of Buyer or the Company.

(ii) Objection. On or prior to the last day of the Review Period, Sellers may object to the Closing Working Capital Statement by delivering to Buyer a written statement setting forth Sellers’ objections in reasonable detail, indicating each disputed item or amount and the basis for Sellers’ disagreement therewith (the "Statement of Objections"). If Sellers fail to deliver the Statement of Objections before the expiration of the Review Period, the Closing Working Capital Statement and the Post-Closing Adjustment, as the case may be, reflected in the Closing Working Capital Statement shall be deemed to have been accepted by Sellers. If Sellers deliver the Statement of Objections before the expiration of the Review Period, Buyer and Sellers shall negotiate in good faith to resolve such objections within 30 days after the delivery of the Statement of Objections (the "Resolution Period"), and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment and the Closing Working Capital Statement with such changes as may have been previously agreed in writing by Buyer and Sellers, shall be final and binding.

(iii) Resolution of Disputes. If Sellers and Buyer fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute ("Disputed Amounts" and any amounts not so disputed, the "Undisputed Amounts") shall be submitted for resolution to the office of WSRP Certified Public Accountants or, if WSRP Certified Public Accountants is unable to serve, Buyer and Sellers shall appoint by mutual agreement the office of an impartial nationally recognized firm of independent certified public accountants other than Sellers’ Accountants or Buyer's Accountants (the "Independent Accountant") who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Post-Closing Adjustment, as the case may be, and the Closing Working Capital Statement. The parties hereto agree that all adjustments shall be made without regard to materiality. The Independent Accountant shall only decide the specific items under dispute by the parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Working Capital Statement and the Statement of Objections, respectively.

(iv) Fees of the Independent Accountant. The fees and expenses of the Independent Accountant shall be paid by Sellers, on the one hand, and by Buyer, on the other hand, based upon the percentage that the amount actually contested but not awarded to Sellers or Buyer, respectively, bears to the aggregate amount actually contested by Sellers and Buyer.

(v) Determination by Independent Accountant. The Independent Accountant shall make a determination as soon as practicable within 30 days (or such other time as the parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Closing Working Capital Statement and/or the Post-Closing Adjustment shall be conclusive and binding upon the parties hereto.

(vi) Payments of Post-Closing Adjustment. Except as otherwise provided herein or in the Escrow Agreement, any payment of the Post-Closing Adjustment, together with interest calculated as set forth below, shall (A) be due (x) within five Business Days of acceptance of the applicable Closing Working Capital Statement or (y) if there are Disputed Amounts, then within five Business Days of the resolution described in clause (v) above; and (B) be paid by wire transfer of immediately available funds to such account or accounts as is directed by Buyer or Sellers, as the case may be. The amount of any Post-Closing Adjustment shall bear simple interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the U.S. prime rate as published in the Wall Street Journal on the business day immediately prior to the date of payment. Such interest shall be calculated daily on the basis of a 365 day year and the actual number of days elapsed.

(d) Adjustments for Tax Purposes. Any payments made pursuant to Section 2.03 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.
Section 2.04 Transactions to be Effected at the Closing.
(a) At the Closing, Buyer shall:

(i) deliver to Sellers the Purchase Price less the Escrow Amount, subject to any Closing Adjustment pursuant to Section 2.03(a), by wire transfer of immediately available funds to an account or accounts of Sellers designated in writing by Sellers in a written notice to Buyer no later than two Business Days prior to the Closing Date;

(ii) deliver to the Escrow Agent the Escrow Amount, by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent in accordance with the terms of the Escrow Agreement; and

(iii) deliver to Sellers the Transaction Documents and all other agreements, documents, instruments or certificates required to be delivered by Buyer at or prior to the Closing pursuant to Section 7.03 of this Agreement.

(b) At the Closing, Sellers shall deliver to Buyer:

(i) stock certificates evidencing the Shares, free and clear of all Encumbrances, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto; and

(ii) the Transaction Documents and all other agreements, documents, instruments or certificates required to be delivered by Sellers at or prior to the Closing pursuant to Section 7.02 of this Agreement.

Section 2.05 Closing.  Subject to the terms and conditions of this Agreement, the purchase and sale of the Shares contemplated hereby (the "Closing") shall take place through the exchange of documents and signatures as soon as practicable, but no later than two Business Days after the last of the conditions to Closing set forth in Article VII have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time or on such other date or at such other place as Sellers and Buyer may mutually agree upon in writing (the day on which the Closing takes place being the "Closing Date").

Section 2.06 Withholding Tax. Buyer and the Company shall be entitled to deduct and withhold from the Purchase Price all Taxes that Buyer and the Company may be required to deduct and withhold under any provision of Tax Law. All such withheld amounts shall be treated as delivered to Sellers hereunder.

Article III Representations and warranties of the Company and Sellers

Except as set forth in the correspondingly numbered Section of the Disclosure Schedules, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the Company and Sellers represent and warrant to Buyer that the statements contained in this Article III are true and correct as of the date hereof.

Section 3.01 Organization, Authority and Qualification of the Company. The Company is incorporated, validly existing and in good standing under the laws of the State of California. The Company has all requisite corporate power and authority required to carry on its business as presently conducted and as presently proposed to be conducted, except where the failure to have such corporate power and authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has the requisite corporate power and corporate authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents.  The Company is duly qualified to transact business and is in good standing (to the extent such concept or a comparable status is recognized) as a foreign corporation under the laws of each jurisdiction in which the nature of its business or its ownership of property requires it to be so qualified, except for those jurisdictions in which the failure to be so qualified and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
Section 3.02 Capitalization.

(a) The authorized capital stock of the Company consists of 1,000,000 shares of common stock, no par value, of which 453,367 shares are issued and outstanding and constitute the Shares. All of the Shares have been duly authorized, are validly issued, fully paid and non-assessable, and are owned of record and beneficially by Sellers, free and clear of all Encumbrances. Upon consummation of the transactions contemplated by this Agreement, Buyer shall own all of the Shares, free and clear of all Encumbrances.

(b) All of the Shares were issued in compliance with applicable Laws. None of the Shares were issued in violation of any agreement, arrangement or commitment to which Sellers or the Company is a party or is subject to or in violation of any preemptive or similar rights of any Person.

(c) There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Company or obligating Sellers or the Company to issue or sell any shares of capital stock of, or any other interest in, the Company. The Company does not have any outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.

Section 3.03 No Subsidiaries. The Company does not own, or have any interest in any shares or have an ownership interest in any other Person.

Section 3.04 No Conflicts; Consents.  The execution, delivery and performance by Sellers of this Agreement and the other Transaction Documents to which they are a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of the Company; (b) to the Company’s Knowledge conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Sellers or the Company; (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which Sellers or the Company is a party or by which Sellers or the Company is bound or to which any of their respective properties and assets are subject (including any Material Contract) or any Permit affecting the properties, assets or business of the Company; or (d) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any properties or assets of the Company.  No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Sellers or the Company in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

Section 3.05 Financial Statements. Complete copies of the Company's unaudited financial statements consisting of the balance sheet of the Company as at December 31 in each of the years 2013, 2014 and 2015 and the related statements of income and retained earnings, stockholders' equity and cash flow for the years then ended (the "Financial Statements") have been delivered to Buyer.  Except as set forth in the Disclosure Schedules, the Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes (that, if presented, would not differ materially from those presented in the Financial Statements). The Financial Statements are based on the books and records of the Company, and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated. The balance sheet of the Company as of December 31, 2015 is referred to herein as the "Balance Sheet" and the date thereof as the "Balance Sheet Date".

Section 3.06 Undisclosed Liabilities.  The Company has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise ("Liabilities"), except (a) those which are adequately reflected or reserved against in the Balance Sheet as of the Balance Sheet Date, and (b) those which have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount.

Section 3.07 Absence of Certain Changes, Events and Conditions. Since the Balance Sheet Date, and other than in accordance with the terms of this Agreement or in the ordinary course of business consistent with past practice, there has not been, with respect to the Company, any:

(a) event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
(b) amendment of the charter, by-laws or other organizational documents of the Company;
(c) split, combination or reclassification of any shares of its capital stock;

(d) issuance, sale or other disposition of any of its capital stock, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;

(e) declaration or payment of any dividends or distributions on or in respect of any of its capital stock or redemption, purchase or acquisition of its capital stock;

(f) material change in any method of accounting or accounting practice of the Company, except as required by GAAP or as disclosed in the notes to the Financial Statements;

(g) material change in the Company's cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(h) entry into any Contract that would constitute a Material Contract;

(i) incurrence, assumption or guarantee of any indebtedness for borrowed money except unsecured current obligations and Liabilities incurred in the ordinary course of business consistent with past practice;

(j) transfer, assignment, sale or other disposition of any of the assets shown or reflected in the Balance Sheet or cancellation of any debts or entitlements;
(k) transfer, assignment or grant of any license or sublicense of any material rights under or with respect to any Company Intellectual Property or Company IP Agreements;
(l) material damage, destruction or loss (whether or not covered by insurance) to its property;
(m) any capital investment in, or any loan to, any other Person;

(n) acceleration, termination, material modification to or cancellation of any material Contract (including, but not limited to, any Material Contract) to which the Company is a party or by which it is bound;

(o) any material capital expenditures;
(p) imposition of any Encumbrance upon any of the Company properties, capital stock or assets, tangible or intangible;

(q) (i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors, independent contractors or consultants, other than as provided for in any written agreements or required by applicable Law, (ii) change in the terms of employment for any employee or any termination of any employees, other than as required by the terms of this Agreement or as required by applicable Law, or (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, independent contractor or consultant;

(r) hiring or promoting any person as or to (as the case may be) an officer or hiring or promoting any employee below officer except to fill a vacancy in the ordinary course of business;

(s) adoption, modification or termination of any: (i) employment, severance, retention or other agreement with any current or former employee, officer, director, independent contractor or consultant, (ii) Benefit Plan or (iii) collective bargaining or other similar agreement, in each case whether written or oral;

(t) any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its stockholders or current or former directors, officers and employees;
(u) entry into a new line of business or abandonment or discontinuance of existing lines of business;

(v) adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(w) purchase, lease or other acquisition of the right to own, use or lease any property or assets, except for purchases of inventory or supplies in the ordinary course of business consistent with past practice;

(x) acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;

(y) action by the Company to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Buyer in respect of any Post-Closing Tax Period; or

(z) any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.
Section 3.08 Material Contracts.

(a) Section 3.08(a) of the Disclosure Schedules lists each of the following Contracts of the Company (such Contracts, together with all Contracts concerning the occupancy, management or operation of any Real Property (including without limitation, brokerage contracts) listed or otherwise disclosed in Section 3.09(b) of the Disclosure Schedules and all Company IP Agreements set forth in Section 3.11(b) of the Disclosure Schedules, being "Material Contracts"):

(i) each Contract of the Company involving aggregate consideration in excess of $25,000 and which, in each case, cannot be cancelled by the Company without penalty or without more than 30 days' notice;

(ii) all Contracts that require the Company to purchase its total requirements of any product or service from a third party or that contain "take or pay" provisions;
(iii) all Contracts that provide for the indemnification by the Company of any Person;

(iv) all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(v) except for the standard online dealer agreements, dealer credit applications and dealer credit agreements, all broker, distributor, dealer, manufacturer's representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company is a party;

(vi) all employment agreements and Contracts with independent contractors or consultants (or similar arrangements) to which the Company is a party and which are not cancellable without material penalty or without more than 30 days' notice;

(vii) except for Contracts relating to trade receivables, all Contracts relating to indebtedness (including, without limitation, guarantees) of the Company;
(viii) all Contracts with any Governmental Authority to which the Company is a party ("Government Contracts");
(ix) all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;
(x) any Contracts to which the Company is a party that provide for any joint venture, partnership or similar arrangement by the Company, in each case involving annual amounts in excess of $25,000;
(xi) any Contracts related to the supply, development or manufacture of the Company Products, in each case involving annual amounts in excess of $25,000;
(xii) all Contracts between or among the Company on the one hand and Sellers or any Affiliate of Sellers on the other hand; and
(xiii) any other Contract that is material to the Company and not previously disclosed pursuant to this Section 3.08.

(b) Each Material Contract is valid and binding on the Company in accordance with its terms and is in full force and effect. None of the Company or, to Company’s Knowledge, any other party thereto is in material breach of or default under (or is alleged to be in material breach of or default under), or has provided or received any notice of any intention to terminate, any Material Contract.  No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default by Company under any Material Contract or, to Company’s Knowledge, result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder.  Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Buyer.

Section 3.09 Title to Assets; Real Property.

(a) The Company has good and valid (and, in the case of owned Real Property, good and marketable fee simple) title to, or a valid leasehold interest in, all Real Property and personal property and other assets reflected in the Financial Statements or acquired after the Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Balance Sheet Date. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for the following (collectively referred to as "Permitted Encumbrances"):

(i) those items set forth in Section 3.09(a) of the Disclosure Schedules;
(ii) liens for Taxes not yet due and payable;

(iii) mechanics, carriers', workmen's, repairmen's or other like liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent and which are not, individually or in the aggregate, material to the business of the Company;

(iv) easements, rights of way, zoning ordinances and other similar Encumbrances affecting Real Property which are not, individually or in the aggregate, material to the business of the Company; or

(v) other than with respect to owned Real Property, liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice which are not, individually or in the aggregate, material to the business of the Company;

(b) Section 3.09(b) of the Disclosure Schedules lists (i) the street address of each parcel of Real Property; (ii) if such property is leased or subleased by the Company, the landlord under the lease, the rental amount currently being paid, and the expiration of the term of such lease or sublease for each leased or subleased property; and (iii) the current use of such property. With respect to owned Real Property, the Company has delivered or made available to Buyer true, complete and correct copies of the deeds and other instruments (as recorded) by which the Company acquired such Real Property, and copies of all title insurance policies, opinions, abstracts and surveys in the possession of the Company and relating to the Real Property. With respect to leased Real Property, the Company has delivered or made available to Buyer true, complete and correct copies of any leases affecting the Real Property. The Company is not a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any leased Real Property. The use and operation of the Real Property in the conduct of the Company's business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement. No material improvements constituting a part of the Real Property encroach on real property owned or leased by a Person other than the Company. There are no Actions pending nor, to Company’s Knowledge, threatened against or affecting the

Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.

Section 3.10 Condition of Assets. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

Section 3.11 Intellectual Property.

(a) Section 3.11(a) of the Disclosure Schedules lists all (i) Company IP Registrations and (ii) Company Intellectual Property, that are not registered but that are material to the Company's business or operations. All required filings and fees related to the Company IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Company IP Registrations are otherwise in good standing. The Company has provided Buyer, if requested, with true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all Company IP Registrations. Section 3.11(a) of the Disclosure Schedules lists all currently known actions that are required to be taken by the Company within one hundred and twenty (120) days of the date hereof with respect to any of the Company IP Registrations in order to maintain the validity or enforceability of such Company IP Registrations. Except as set forth in Section 3.11(a) of the Disclosure Schedule, the Company has the exclusive right to file, prosecute and maintain all applications, registrations and issuances with respect to the Company IP Registrations.  The Company has not made any barring disclosure nor engaged in any other act or omission in respect of any Company-Owned Intellectual Property which have been described in or are the subject of any Company IP Registrations whereby such barring disclosure or other act or omission will individually or in combination result in the refusal of a grant of rights or issuance of any registration for such Company-Owned Intellectual Property in the United States or in any other jurisdiction in which a Company IP Registration has been filed.  With respect to each item of the Company IP Registrations, the Company has made no material misrepresentation in, and has complied in all material respects with the duty of candor and disclosure to the United States Patent and Trademark Office and with all other applicable Governmental Authorities with respect to all applications for registration.

(b) Section 3.11(b) of the Disclosure Schedules lists all Company IP Agreements. The Company has provided Buyer with true and complete copies of all such Company IP Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each Company IP Agreement is valid and binding on the Company in accordance with its terms and is in full force and effect. Neither the Company nor, to the Company’s Knowledge, any other party thereto is in material breach of or default under (or is alleged to be in material breach of or default under) any Company IP Agreement, nor has Company been provided or received any notice of breach or default of or any intention to terminate, any Company IP Agreement.

(c) In the Company IP Agreements, the Company does not grant to any Person (i) exclusive rights to or under any Company Intellectual Property or (ii) the right to sublicense any Company Intellectual Property, except in the case of authorized resellers in their ordinary course of business that pass through to purchasers the Company’s end user license agreement.

(d) There are no royalties, honoraria, fees or other payments payable by the Company to any Person (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, assignment, license-out, sale, marketing, advertising or disposition of any Company Intellectual Property by the Company.

(e) The Company has obtained a sufficient number of copies and/or licenses of any Software to comply with the terms of the “shrink-wrap,” “off-the-shelf” or other generally available commercial end-user licenses associated therewith, given the number of users thereof.

(f) To the Knowledge of the Company, there is no material unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company Intellectual Property by any Person, including any employee or former employee of the Company.

(g) Section 3.11(g) of the Disclosure Schedule lists all Open Source Materials incorporated into, combined with or distributed by the Company in connection with or for use with the Company Products and/or the Company Intellectual Property. The Company is in compliance in all material respects with the terms and conditions of all licenses for Open Source Materials that are incorporated into, combined with or distributed by the Company Products.  The Company has not embedded or incorporated any Open Source Materials in any Company Product or in any Company Intellectual Property in any manner that (i) would impose a requirement or condition that any Company-Owned Intellectual Property be: (A) disclosed, licensed or distributed in source code form; (B) licensed or distributed for the purpose of making derivative works; or (C) redistributable or licensed at no charge; (ii) would impose any other material limitation, restriction, or condition on the right of the Company to use or distribute any Company Product or Company-Owned Intellectual Property; or (iii) results in the unenforceability or other material diminishment of any current or prospective Company-Owned Intellectual Property.  “Open Source Materials” (1) means any Software that is distributed as “free software” or “open source software” or that is otherwise distributed publicly in Source Code form under terms that permit modification and redistribution of such Software; and (2) includes, without limitation, Software licensed under the GNU’s General Public License (“GPL”) or Lesser/Library GPL, the Affero GPL, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, a Microsoft Shared Source License, the Common Public License, and the Apache License.

(h) The Company is the sole and exclusive legal and beneficial, and with respect to the Company IP Registrations, record, owner of all right, title and interest in and to the Company-Owned Intellectual Property, and has the valid right to use all other Intellectual Property used in or necessary for the conduct of the Company's current business or operations, in each case, free and clear of Encumbrances other than Permitted Encumbrances. Without limiting the generality of the foregoing, the Company has entered into binding, written agreements with every current and former employee of the Company, and with every current and former independent contractor, whereby such employees and independent contractors assign to the Company any and all ownership interest and right they may have in the Company Intellectual Property. The Company has provided Buyer with true and complete copies of all such agreements.

(i) The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company's right to own, use or hold for use any Intellectual Property as owned, used or held for use in the conduct of the Company's business or operations as currently conducted.

(j) Except as set forth in Section 3.11(j) of the Disclosure Schedule, the Company's rights in the Company Intellectual Property are valid, subsisting and enforceable, and the Company Intellectual Property includes all Intellectual Property, Software or Technology that is material to or necessary for the operation of the business of the Company as currently conducted. The Company has taken all reasonable steps to maintain the Company Intellectual Property and to protect and preserve the confidentiality of all trade secrets included in the Company Intellectual Property, including requiring all Persons having access thereto to execute written non-disclosure agreements.

(k) The conduct of the Company's business as currently and formerly conducted, and the products, processes and services of the Company, have not infringed, misappropriated, diluted or otherwise violated, and do not infringe, dilute, misappropriate or otherwise violate the Intellectual Property or other rights of any Person. To the Company’s Knowledge, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Company Intellectual Property.

(l) There are no Actions settled, pending or, to the Knowledge of the Company, threatened (including in the form of offers to obtain a license): (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Company; (ii) challenging the validity, enforceability, registrability or ownership of any Company Intellectual Property or the Company's rights with respect to any Company Intellectual Property; or (iii) by the Company alleging any infringement, misappropriation, dilution or violation by any Person of the Company Intellectual Property. The Company is not subject to any outstanding Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any Company Intellectual Property.

(m) The Company has complied in all material respects with all applicable Laws and the Company’s privacy policy relating to the use, collection, storage, disclosure and transfer of any personally identifiable information collected by the Company.  The consummation of the transactions contemplated by this Agreement will not violate any applicable Laws relating to the use, collection, storage, disclosure or transfer of any personally identifiable information collected by the Company or with the Company’s privacy policy.  The Company has not received any claims or complaints regarding the Company’s collection, use or disclosure of personally identifiable information.

(n) The Technology used by the Company in connection with the Company Cloud Services operates and performs in substantial accordance with its documentation (including Technical Documentation) and functional specifications and otherwise as required in connection with, the operation of the Company’s business.  Any Technology operated by or on behalf of the Company that interacts with or implements the Company Cloud Services has not materially malfunctioned or failed within two (2) years in a manner that would constitute a breach of any contract or other agreement to which the Company is a party.

(o) To the extent applicable, the Company-Owned Intellectual Property is free of all Viruses and to the Knowledge of the Company, the Software and Technology licensed or leased by the Company from a third party is free of all Viruses.

(p) The representations and warranties in this Section 3.11 constitute the only representations and warranties of the Company with respect to the Company’s ownership of the Company-Owned Intellectual Property.

Section 3.12 Product Defects Warranties, and Sales Returns.

(a) Section 3.12  of the Disclosure Schedules lists the Company’s current (as of the date hereof) list of known issues or bugs with respect to the Company Products. The Company has disclosed in writing to Buyer all material information relating to any problem or issue with respect to any of the Company Products that adversely affects, or may reasonably be expected to adversely affect, the value, functionality or fitness for the intended purpose of such Company Products.  The Company has not been and is not required to recall any Company Products.

(b) The Company Products conform in all material respects to all required material safety certifications under the laws of all jurisdictions in which the Company directly or, to Company’s Knowledge, indirectly sells Company Products.  To the Company’s Knowledge, there are no material design, manufacturing or other defects, latent or otherwise, with respect to any Company Products.  All Company Products contain all warnings required by applicable Law and such warnings are in accordance with reasonable industry practice.

(c) Company has not received and does not have Knowledge of any pending notice, demand, claim, action, suit, inquiry, hearing, proceeding, notice of violation or investigation from, by or before any Governmental Authority relating to any Company Product, including the packaging and advertising related thereto.  Company does not have Knowledge of any fact or of the occurrence of any event that should be reasonably expected to form the basis of any present or future claim against the Company, whether or not fully covered by insurance, for liability on account of negligence or product liability or on account of any warranties (express or implied) in connection with any Company Products.

(d) Adequate reserves for warranty claims and any other sales returns liability have been established in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

Section 3.13 Inventory. All inventory of the Company consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.  All such inventory is owned by the Company free and clear of all Encumbrances, and no inventory is held on a consignment basis. Any inventory agreement, pre-payment, partial payment or payment plan has been properly disclosed and accounted in accordance with GAAP. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Company.

Section 3.14 Accounts Receivable. The accounts receivable reflected on the Balance Sheet and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Company involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (b) constitute only valid, undisputed claims of the Company not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice; and (c) subject to a reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the Balance Sheet Date, on the accounting records of the Company, are collectible in full within 90 days after billing.

Section 3.15 Customers and Suppliers.

(a) Section 3.15(a) of the Disclosure Schedules sets forth (i) each customer who has paid aggregate consideration to the Company for goods or services rendered in an amount greater than or equal to $200,000 for each of the two most recent fiscal years (collectively, the "Material Customers"); and (ii) the amount of consideration paid by each Material Customer during such periods. The Company has not received any notice, and has no reason to believe, that any of its Material Customers has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with the Company.

(b) Section 3.15(b) of the Disclosure Schedules sets forth (i) each supplier to whom the Company has paid consideration for goods or services rendered in an amount greater than or equal to $100,000 for each of the two most recent fiscal years (collectively, the "Material Suppliers"); and (ii) the amount of purchases from each Material Supplier during such periods. The Company has not received any notice, and has no reason to believe, that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to the Company or to otherwise terminate or materially reduce its relationship with the Company.

Section 3.16 Insurance.  Section 3.16 of the Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers' compensation, vehicular, directors and officers' liability, fiduciary liability and other casualty and property insurance maintained by the Company and relating to the assets, business, operations, employees, officers and directors of the Company (collectively, the "Insurance Policies") and true and complete copies of such Insurance Policies have been made available to Buyer. Such Insurance Policies are in full force and effect. Neither the Company nor any of its Affiliates has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy.  All such Insurance Policies (a) are valid and binding in accordance with their terms; and (b) have not been subject to any lapse in coverage. There are no claims related to the business of the Company pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Company is not in default under, or has not otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy.  The Insurance Policies are sufficient for compliance with all applicable Laws and Contracts to which the Company is a party.

Section 3.17 Legal Proceedings; Governmental Orders.

(a) There are no Actions pending or, to Company’s Knowledge, threatened (a) against or by the Company affecting any of its properties or assets (or by or against Sellers or any Affiliate thereof and relating to the Company); or (b) against or by the Company, Sellers or any Affiliate of Sellers that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.  To Company’s Knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b) There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Company or any of its properties or assets.

Section 3.18 Compliance With Laws; Permits.

(a) Except as set forth in Section 3.18 of the Disclosure Schedule, during the past three years, the Company has complied with, and is now complying in all material respects, with all Laws applicable to it or its business, properties or assets.

(b) All Permits required for the Company to conduct its business have been obtained by it and are valid and in full force and effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full. Section 3.18(b) of the Disclosure Schedules lists all current Permits issued to the Company, including the names of the Permits and their respective dates of issuance and expiration. To the Company’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 3.18(b) of the Disclosure Schedules.

Section 3.19 Environmental Matters.  The Company is and has been in compliance with all Environmental Laws and, to the Company’s Knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation; (b) neither the Company nor any Affiliate has received any written notice of any noncompliance of its facilities or its past or present operations with Environmental Laws; (c) to the Company’s Knowledge, no notices, administrative actions or suits are pending or threatened relating to an actual or alleged violation of any applicable Environmental Laws by the Company; (d) to the Company’s Knowledge, there has been no Release of any Hazardous Materials on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company; (e) there have been no Hazardous Materials generated by the Company that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any governmental authority in the United States; and (f) to the Company’s Knowledge, there are no underground storage tanks located on, no polychlorinated biphenyls or any equipment containing such chemical used or stored on, and no hazardous waste stored on, any site owned, leased or operated by the Company or its Affiliates, except for the storage of hazardous waste in compliance with Environmental Laws.  There are no material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies, and environmental studies or assessments arising out of or in connection with the Company’s business as now conducted and as proposed to be conducted.

Section 3.20 Employee Benefit Matters.

(a) Section 3.20(a) of the Disclosure Schedules contains a current true and complete list of each pension, benefit, retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off, welfare, fringe-benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, including each "employee benefit plan" within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, which is maintained, sponsored, directly contributed to, or required to be contributed to by the Company for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of the Company or any spouse or dependent of such individual, or under which the Company or any of its ERISA Affiliates has or may have any liability, or with respect to which Buyer or any of its Affiliates would reasonably be expected to have any liability (as listed on Section 3.20(a) of the Disclosure Schedules, each, a "Benefit Plan"). The Company has separately identified in Section 3.20(a) of the Disclosure Schedules each Benefit Plan that contains a change in control provision.

(b) With respect to each Benefit Plan, the Company has made available to Buyer accurate, current and complete copies of each of the following: (i) where the Benefit Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements, now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise; (iv) copies of any summary plan descriptions, summaries of material modifications, employee handbooks and any other written communications (or a description of any oral communications) relating to any Benefit Plan; (v) in the case of any Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service; (vi) in the case of any Benefit Plan for which a Form 5500 is required to be filed, a copy of the two most recently filed Form 5500, with schedules and financial statements attached; (vii) to the extent available, actuarial valuations and reports related to any Benefit Plans with respect to the two most recently completed plan years; (viii) to the extent completed, the most recent nondiscrimination tests performed under the Code; and (ix) copies of material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Authority relating to the Benefit Plan.

(c) Each Benefit Plan and related trust has been established, administered and maintained in accordance with its terms and in compliance with all applicable Laws. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a "Qualified Benefit Plan") is so qualified and has received a favorable and current determination letter from the Internal Revenue Service, or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing, to the Knowledge of the Company, has occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Benefit Plan. Nothing has occurred with respect to any Benefit Plan that has subjected or could reasonably be expected to subject the Company or any of its ERISA Affiliates or, with respect to any period on or after the Closing Date, Buyer or any of its Affiliates, to a penalty under Section 502 of ERISA or to tax or penalty under Section 4975 of the Code. All benefits, contributions and premiums relating to each Benefit Plan have been timely paid in accordance with the terms of such Benefit Plan and all applicable Laws.

(d) Neither the Company nor any of its ERISA Affiliates has incurred or reasonably expects to incur, either directly or indirectly, any material liability under Title Iof ERISA or related provisions of the Code or applicable local Law relating to employee benefit plans.  The Company does not have any benefit plans subject to Title IV of ERISA.

(e) The Company does not contribute to a multi-employer plan within the meaning of Section 3(37) of ERISA or a "multiple employer plan" within the meaning of Section 413(c) of the Code or a "multiple employer welfare arrangement" (as defined in Section 3(40) of ERISA);

(f) Each Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liabilities to Buyer, the Company other than ordinary administrative expenses typically incurred in a termination event. The Company has no commitment or obligation and has not made any representations to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Benefit Plan or any collective bargaining agreement, in connection with the consummation of the transactions contemplated by this Agreement or otherwise.

(g) Other than as required under Section 601 et. seq. of ERISA or other applicable Law, no Benefit Plan provides post-termination or retiree welfare benefits to any individual for any reason, and neither the Company nor any of its ERISA Affiliates has any liability to provide post-termination or retiree welfare benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree welfare benefits.

(h) There is no pending or, to Company’s Knowledge, threatened Action relating to a Benefit Plan (other than routine claims for benefits), and no Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority.

(i) There has been no material amendment to, announcement by Sellers, the Company or any of their Affiliates relating to, or change in employee participation or coverage under, any Benefit Plan that would increase the annual expense of maintaining such plan above the level of the expense incurred for the most recently completed fiscal year with respect to any director, officer, employee, independent contractor or consultant, as applicable. None of Sellers, the Company, nor any of their Affiliates has any commitment or obligation or has made any representations to any director, officer, employee, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Benefit Plan or any collective bargaining agreement.

(j) No Benefit Plan is subject to Section 409A of the Code.  The Company does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.

(k) Each individual who is classified by the Company as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Benefit Plan.

(l) Neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events), except to the extent required by applicable Law: (i) entitle any current or former director, officer, employee, independent contractor or consultant of the Company to severance pay or any other payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such individual; (iii) limit or restrict the right of the Company to merge, amend or terminate any Benefit Plan; and (iv) increase the amount payable under or result in any other material obligation pursuant to any Benefit Plan;

Section 3.21 Employment Matters.

(a) Section 3.21(a) of the Disclosure Schedules contains a list of all persons who are employees, independent contractors or consultants of the Company as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof. As of the date hereof, all compensation, including wages, commissions and bonuses, payable to all employees, independent contractors or consultants of the Company for services performed on or prior to the date hereof have been paid in full (or accrued in full on the balance sheet contained in the Closing Working Capital Statement) and, except as disclosed or required by this Agreement, there are no outstanding agreements, understandings or commitments of the Company with respect to any compensation, commissions or bonuses.

(b) The Company is not, and has not been, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, "Union"), and there is not, and has not been, any Union representing or purporting to represent any employee of the Company, and no Union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining. There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Company or any of its employees. The Company has no duty to bargain with any Union.

(c) The Company is, and has been for the past three years, in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Company, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers' compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by the Company as independent contractors or consultants are properly treated as independent contractors under all applicable Laws. All employees of the Company classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. There are no Actions against the Company pending, or to the Company’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Company, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment related matter arising under applicable Laws.

Section 3.22 Taxes.

(a) All material Tax Returns required to be filed on or before the Closing Date by the Company have been, or will be, timely filed. Such material Tax Returns are, or will be, true, complete and correct in all material respects. All Taxes due and owing by the Company (whether or not shown on any Tax Return) have been, or will be, timely paid.

(b) The Company has withheld and paid all amounts in respect of Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and has complied with all material information reporting and backup withholding provisions of applicable Law.

(c) No written claim has been made by any taxing authority in any jurisdiction where the Company does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.
(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Company.

(e) The amount of the Company's liability for unpaid Taxes for all periods ending on or before December 31, 2015 does not, in the aggregate, materially exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Financial Statements. The amount of the Company's liability for unpaid Taxes for all periods following the end of the recent period covered by the Financial Statements shall not materially, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of the Company (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).

(f) Section 3.22(f) of the Disclosure Schedules sets forth:
(i) the taxable years of the Company as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;
(ii) those years for which examinations by the taxing authorities have been completed; and
(iii) those taxable years for which examinations by taxing authorities are presently being conducted.
(g) Except for those being presently contested, all deficiencies asserted, or assessments made, against the Company as a result of any examinations by any taxing authority have been fully paid.
(h) The Company is not a party to any Action by any taxing authority. To the Company’s Knowledge there are no pending or threatened Actions by any taxing authority.

(i) The Company has delivered to Buyer copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, the Company for all Tax periods ending after December 31, 2010.

(j) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Company.
(k) The Company is not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement.
(l) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Company.

(m) The Company has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes. The Company has no liability for Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise.

(n) To the Company’s Knowledge, the Company will not be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of:

(i) any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;

(ii) an installment sale or open transaction occurring on or prior to the Closing Date;
(iii) a prepaid amount received on or before the Closing Date;

(iv) any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law; or
(v) any election under Section 108(i) of the Code.

(o) Sellers are not a "foreign person" as that term is used in Treasury Regulations Section 1.1445-2. The Company is not, nor has it been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(a) of the Code.

(p) The Company has not been a "distributing corporation" or a "controlled corporation" in connection with a distribution described in Section 355 of the Code.
(q) The Company is not, and has not been, a party to, or a promoter of, a "reportable transaction" within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011 4(b).

Section 3.23 Books and Records. The minute books and stock record books of the Company, all of which have been made available to Buyer, are complete and correct. The minute books of the Company contain accurate and complete records of all meetings, and actions taken by written consent of, the stockholders, the board of directors and any committees of the board of directors of the Company, and no meeting, or action taken by written consent, of any such stockholders, board of directors or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company.

Section 3.24 Brokers. Except for M&A Securities Group, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of the Company or Sellers.

Section 3.25 Full Disclosure.  To the Knowledge of Company, there is no event or circumstance which Sellers have not disclosed to Buyer which could reasonably be expected to have a Material Adverse Effect.

Article IV Representations and warranties of buyer

Except as set forth in the correspondingly numbered Section of the Disclosure Schedules, Buyer represents and warrants to Sellers that the statements contained in this Article IV are true and correct as of the date hereof.

Section 4.01 Organization, Authority and Qualification of Buyer.  Buyer is incorporated, validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite corporate power and authority required to carry on its business as presently conducted and as presently proposed to be conducted, except where the failure to have such corporate power and authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Buyer has the requisite corporate power and corporate authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents. Buyer is duly qualified to transact business and is in good standing (to the extent such concept or a comparable status is recognized) as a foreign corporation under the laws of each jurisdiction in which the nature of its business or its ownership of property requires it to be so qualified, except for those jurisdictions in which the failure to be so qualified and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.02 No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of Buyer; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) require the consent, notice or other action by any Person under any Contract to which Buyer is a party. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

Section 4.03 Investment Purpose. Buyer is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Shares are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable.

Section 4.04 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Buyer.

Section 4.05 Sufficiency of Funds. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

Section 4.06 Legal Proceedings. There are no Actions pending or, to Buyer's knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.

Section 4.07 Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller and the Company for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Company and Seller set forth in this Agreement (including the related portions of the Disclosure Schedules); and (b) none of Seller, the Company or any other Person has made any representation or warranty as to Seller, the Company or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Disclosure Schedules).

Article V Covenants

Section 5.01 Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), Sellers shall, and shall cause the Company to, (x) conduct the business of the Company in the ordinary course of business consistent with past practice; and (y) use reasonable best efforts to maintain and preserve intact the current organization, business and franchise of the Company and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with the Company. Without limiting the foregoing, from the date hereof until the Closing Date, Sellers shall:

(a) cause the Company to preserve and maintain all of its Permits;
(b) cause the Company to pay its debts, Taxes and other obligations when due, except where an obligation is contested by the Company in good faith;
(c) cause the Company to maintain the properties and assets owned, operated or used by the Company in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear and any disposal in the ordinary course of business; provided that the value of such disposal does not exceed $10,000 in the aggregate;
(d) cause the Company to continue in full force and effect without modification all Insurance Policies, except as required by applicable Law;
(e) cause the Company to defend and protect its properties and assets from infringement or usurpation;
(f) cause the Company to perform all of its obligations under all Contracts relating to or affecting its properties, assets or business;
(g) cause the Company to maintain its books and records in accordance with past practice;
(h) cause the Company to comply in all material respects with all applicable Laws; and
(i) cause the Company not to take or permit any action that would cause any of the changes, events or conditions described in Section 3.07 to occur.
Section 5.02 Notice of Certain Events.
(a) From the date hereof until the Closing, the Company shall promptly notify Buyer in writing of:

(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by Sellers hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 7.02 to be satisfied;

(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(iv) any Actions commenced or, to Company’s Knowledge, threatened against, relating to or involving or otherwise affecting Sellers or the Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.17 or that relates to the consummation of the transactions contemplated by this Agreement.

(b) Buyer's receipt of information pursuant to this Section 5.02 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company or Sellers in this Agreement (including Section 8.02 and Section 9.01(b)) and shall not be deemed to amend or supplement the Disclosure Schedules.

Section 5.03 Confidentiality.  From and after the Closing, Sellers shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Company, except to the extent that Sellers can show that such information (a) is generally available to and known by the public through no fault of Sellers, any of their Affiliates or their respective Representatives; or (b) is lawfully acquired by Sellers, any of their Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Sellers or any of their Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, Sellers shall promptly notify Buyer in writing and shall disclose only that portion of such information which Sellers are advised by its counsel in writing is legally required to be disclosed, provided that, at the Buyer’s expense, Sellers shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 5.04 Non-competition; Non-solicitation

(a) For a period of two years commencing on the Closing Date (the "Restricted Period"), Sellers shall not, and shall not permit any of their Affiliates to, directly or indirectly, (i) engage in or assist others in engaging in the Restricted Business in the Territory; (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Company and customers or suppliers of the Company. Notwithstanding the foregoing, (x) Sellers may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if a Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 5% or more of any class of securities of such Person; or (y) Sellers may be employed by a diversified entity that has a division or subsidiary that engages in the Restricted Business provided that at no time during the Restricted Period shall Seller (A) be employed by or in a division or subsidiary related to the Restricted Business; and (B) provide services directly or indirectly to or for any Restricted Business activities, strategies or services..

(b) During the Restricted Period, Sellers shall not, and shall not permit any of their Affiliates to, directly or indirectly, hire or solicit any employee of the Company or Buyer or encourage any such employee to leave such employment or hire any such employee who has left such employment, except if such solicitation or hiring is or was pursuant to a general solicitation which is not directed specifically to any such employees; provided, that nothing in this Section 5.04(b) shall prevent Sellers or any of their Affiliates from hiring (i) any employee whose employment has been terminated by the Company or Buyer or (ii) after 180 days from the date of termination of employment, any employee whose employment has been terminated by the employee.

(c) Sellers acknowledge that a breach or threatened breach of this Section 5.04 would give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Sellers of any such obligations, Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(d) Sellers acknowledge that the restrictions contained in this Section 5.04 are reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 5.04 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law. The covenants contained in this Section 5.04 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 5.05 Governmental Approvals and Consents

(a) Each party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions required under any Law applicable to such party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the other Transaction Documents. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b) Sellers and Buyer shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 3.04 of the Disclosure Schedules.

(c) If any consent, approval or authorization necessary to preserve any right or benefit under any Contract to which the Company is a party is not obtained prior to the Closing, Sellers shall, subsequent to the Closing, cooperate with Buyer and the Company in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable. If such consent, approval or authorization cannot be obtained, Sellers shall use their reasonable best efforts to provide the Company with the rights and benefits of the affected Contract for the term thereof, and, if Sellers provide such rights and benefits, the Company shall assume all obligations and burdens thereunder.

(d) All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but not including any interactions between Sellers or the Company with Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

(e) Notwithstanding the foregoing, nothing in this Section 5.05 shall require, or be construed to require, Buyer or any of its Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Buyer, the Company or any of their respective Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a Material Adverse Effect or materially and adversely impact the economic or business benefits to Buyer of the transactions contemplated by this Agreement; or (iii) any material modification or waiver of the terms and conditions of this Agreement.

Section 5.06 Books and Records.

(a) In order to facilitate the resolution of any claims made against or incurred by Sellers or the Company prior to the Closing, or for any other reasonable purpose, for a period of three years after the Closing, Buyer shall:

(i) retain the books and records (including personnel files) of the Company relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the Company; and

(ii) upon reasonable notice, afford the Representatives of Sellers reasonable access (including the right to make, at Sellers’ expense, photocopies), during normal business hours, to such books and records;

provided, however, that any books and records related to Tax matters shall be retained pursuant to the periods set forth in Article VI.

(b) In order to facilitate the resolution of any claims made by or against or incurred by Buyer or the Company after the Closing, or for any other reasonable purpose, for a period of three years following the Closing, Sellers shall:

(i) retain the books and records (including personnel files) of Sellers which relate to the Company and its operations for periods prior to the Closing; and

(ii) upon reasonable notice, afford the Representatives of Buyer or the Company reasonable access (including the right to make, at Buyer's expense, photocopies), during normal business hours, to such books and records;

provided, however, that any books and records related to Tax matters shall be retained pursuant to the periods set forth in Article VI.

(c) Neither Buyer nor Sellers shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 5.06 where such access would violate any Law.

Section 5.07 Company Indebtedness. Prior to Closing, the Company shall repay all outstanding indebtedness of the Company.

Section 5.08 Closing Conditions. From the date hereof until the Closing, each party hereto shall, use reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VII hereof.

Section 5.09 Public Announcements. Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), neither the Company nor Sellers shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the Buyer.

Section 5.10 Assistance with the Preparation of Audited Financial Statements.  Sellers shall provide their best efforts to assist Buyer or Buyer’s Accountants in preparing audited financial statements consisting of the balance sheet of the Company as at December 31 in each of the years 2014, and 2015 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the years then ended (the “Audited Financial Statements”).  The Audited Financial Statements shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, subject to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes (that, if presented, would not differ materially from those presented in the Audited Financial Statements).

Section 5.11 Continuing Accounts. To the extent any Company account listed on Schedule 5.12 (collectively, the “Continuing Accounts”) is personally guaranteed by any Seller, is linked to a Seller’s social security number, requires a continuing obligation of a Seller or is tied in any other manner to a Seller, such Seller shall provide all reasonable assistance requested by Buyer to facilitate Buyer’s termination or transfer of such Continuing Account (or to take such other action with respect to a Continuing Account as Buyer may reasonably request).  In addition, Buyer shall (a) use commercially reasonable efforts to no later than 90 days of Closing, (i) close such Continuing Accounts, or (ii) remove Seller’s link and obligation to such Continuing Account, and (b) assumes all liability and obligation with respect to such Continuing Account attributable to the period after Closing, and (c) will promptly reimburse Seller for losses actually incurred with respect to such Continuing Account attributable to the period after Closing.

Section 5.12 RSU Grant.  Buyer agrees to grant $1,800,000 in Buyer restricted stock units to certain current employees of Company as designated in writing by Sellers in Section 5.12 of the Disclosure Schedule.  The granting of such restricted stock units shall occur within 45 days after such designated individual accepts an offer letter from Buyer and shall be subject to Buyer’s standard vesting and other requirements for restricted stock units.  In the event Buyer does not extend an offer letter to a designated individual, within 45 days after such designated individual ceases to be an employee of the Company or Buyer,  such designated individual shall receive the cash equivalent of the restricted stock units designated to such individual.

Section 5.13 Further Assurances.  Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

Article VI Tax matters
Section 6.01 Tax Covenants.

(a) Without the prior written consent of Buyer, Sellers (and, prior to the Closing, the Company, its Affiliates and their respective Representatives) shall not, to the extent it may affect, or relate to, the Company, make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Buyer or the Company in respect of any Post-Closing Tax Period unless it is required by law to do so.

(b) All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other Transaction Documents (including any real property transfer Tax and any other similar Tax) shall be borne and paid 50% by Sellers and 50% by Buyer when due. Sellers shall timely file any Tax Return or other document with respect to such Taxes or fees (and Buyer shall cooperate with respect thereto as necessary), the expense of which will be borne 50% by Sellers and 50% by Buyer.

(c) Sellers, at their election, shall prepare, or cause to be prepared all Tax Returns required to be filed by the Company after the Closing Date with respect to a Pre-Closing Tax Period. In the event that Sellers elect not to prepare any Tax Returns with respect to a Pre–Closing Tax Period, Buyer shall prepare or cause to be prepared any such Tax Return.  In either event, Seller or Buyer, as applicable, shall prepare such Tax Return in a manner consistent with past practice (unless otherwise required by Law) and without a change of any election or any accounting method, and such Tax Return (together with all schedules, statements and attachments and, to the extent requested by non-preparing party, supporting documentation) shall be submitted by the party preparing such Tax Return to the other party  at least 45 days prior to the due date (including extensions) of such Tax Return.  Such Tax Returns, which Buyer shall cause to be signed by an appropriate officer of the Company, shall be filed by the Buyer on or before the due date for filing such Tax Returns. If Buyer or Sellers, as applicable, object to any item on any such Tax Return prepared by the other Party, the objecting party shall, within ten days after delivery of such Tax Return, notify the other party in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Buyer and Sellers shall negotiate in good faith and use their reasonable best efforts to resolve such items. If Buyer and Sellers are unable to reach such agreement within ten days after receipt by Buyer of such notice, the disputed items shall be resolved by the Independent Accountant and any determination by the Independent Accountant shall be final. The Independent Accountant shall resolve any disputed items within twenty days of having the item referred to it pursuant to such procedures as it may require. If the Independent Accountant is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Buyer and then amended to reflect the Independent Accountant's resolution. The costs, fees and expenses of the Independent Accountant shall be borne equally by Buyer and Sellers.  The Tax Return procedures described in this Section 6.01(c) applicable to those situations where the Buyer prepares or causes to be prepared Tax Returns with respect to a Pre-Closing Tax Period shall be referred to as the "Tax Return Procedures."

Section 6.02 Termination of Existing Tax Sharing Agreements. Any and all existing Tax sharing agreements (whether written or not) binding upon the Company shall be terminated as of the Closing Date. After such date neither the Company, Sellers nor any of Sellers’ Affiliates and their respective Representatives shall have any further rights or liabilities thereunder.

Section 6.03 General Tax Indemnification. Except to the extent treated as a liability in the calculation of Closing Adjusted Working Capital, Sellers shall indemnify the Company, Buyer, and each Buyer Indemnitee and hold them harmless from and against (a) any Loss attributable to any breach of or inaccuracy in any representation or warranty made in Section 3.22; (b) any Loss attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in Article VI; (c) all Taxes of the Company or relating to the business of the Company for all Pre-Closing Tax Periods other than (i) any Federal, State, local  or foreign Tax attributable to the Section 338(h)(10) Election (including, without limitation, any Tax under Code Section 1374 or any similar provision of State or local law), and (ii) any Federal, State, local or foreign Tax attributable to any election or other action by the Buyer or by the Company after the Closing (it be the intention of the parties that all of the Taxes excluded from the indemnification shall be borne and paid by Buyer); (d) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor of the Company) is or was a member on or prior to the Closing Date by reason of a liability under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state or local Law; and (e) any and all Taxes of any person imposed on the Company arising under the principles of transferee or successor liability or by contract, relating to an event or transaction occurring before the Closing Date. In each of the above cases, together with any out-of-pocket fees and expenses (including attorneys' and accountants' fees) incurred in connection therewith. Sellers shall reimburse Buyer for any Taxes of the Company that are the responsibility of Sellers pursuant to this Section 6.03 within ten Business Days after payment of such Taxes by Buyer or the Company.  Each Seller’s indemnity obligations under this Article VI, shall not exceed 100% of such Seller’s proportional interest in the Purchase Price.

Section 6.04 Return of Section 338(h)(10) Adjustment.  If Buyer chooses to make a Section 338(h)(10) Election and pays the Section 338(h)(10) Adjustment to Sellers attributable to any additional Taxes owed by Sellers as a result of the Section 338(h)(10) Election, and if such Section 338(h)(10) election is subsequently determined to be unavailable, invalid or ineffective for any reason, Sellers shall pay to Buyer the amount of any refund received or credit obtained by Sellers in respect of any additional Taxes paid by Sellers in connection with the Section 338(h)(10) Election.  Such amount shall be paid promptly upon receipt of the refund or obtaining of the credit by Sellers.

Section 6.05 Straddle Period. In the case of Taxes that are payable with respect to a taxable period that begins before and ends after the Closing Date (each such period, a "Straddle Period"), the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be:

(a) in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date;

(b) in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period; and

(c) Buyer shall file or cause to be filed Tax Returns with respect to a Straddle Period. Such Tax Returns shall be prepared and reviewed by Seller in accordance with the Tax Return Procedures as described in Section 6.01(c).

Section 6.06 Section 338(h)(10) Election.
(a) Election.

(i) At Buyer's option, the Company and Sellers shall join with Buyer in making a timely election under Section 338(h)(10) of the Code (and any corresponding election under state, local, and foreign Law) with respect to the purchase and sale of the Shares of the Company hereunder (collectively, a "Section 338(h)(10) Election"). Sellers shall pay any Tax attributable to the making of the Section 338(h)(10) Election and Sellers shall indemnify Buyer and the Company against any adverse consequences arising out of any failure to pay any such Taxes.

(ii) Should Buyer exercise its option with respect to the making of a Section 338(h)(10) Election, the Buyer shall increase the Purchase Price by an amount such that each of the Sellers receive and retain, on an after tax basis, the same amount that they would have received and retained had the Section 338(h)(10) Election not been made, taking into account Federal, State and local Tax implications (such increase referred to as a "Section 338(h)(10) Adjustment").  Buyer shall indemnify Sellers and hold them harmless from and against (without duplication of any other obligation hereunder) all Taxes attributable to the making of the Section 338(h)(10) Election.  Any Section 338(h)(10) Adjustment shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes.

(iii) At Closing, (A) Sellers shall deliver to Buyer Internal Revenue Service Form 8023 and any other State or local forms required for the Section 338(h)(10) Elections (collectively, the "Section 338 Forms"), each of the Section 338 Forms having been signed by Sellers and (B) Buyer shall deliver to Sellers the Section 338 Forms, each of the Section 338 Forms having been signed by Buyer.  Each of the Section 338 Forms shall, to the extent possible, be completed at or prior to the Closing.  To the extent that any item on a form has not been so completed, the parties shall agree at the Closing on the manner in which the item is to be determined, and the accountants for each of Buyer and Sellers shall make that determination and complete the form; provided that the accountants for each of Buyer and Sellers shall prepare the purchase price allocation to be used in completing the form in a manner consistent with paragraph (b) below.  Each party shall at any time and from time to time after the Closing cooperate with the other party in connection with the Section 338 Elections, including the signing by them of any other forms in order to accomplish the Section 338 Elections.  Sellers shall include any income, gain, loss, deduction, or other tax item resulting from the Section 338(h)(10) Elections on their tax returns to the extent required by applicable Federal, State or local law.  Each of Buyer and Sellers shall prepare and file its own set of the Section 338 Forms.

(iv) Sellers, at their election, shall calculate the Section 338(h)(10) Adjustment.  In the event that Sellers elect not to perform such calculation, Buyer shall perform the calculation.  In either event, Sellers or Buyer, as applicable, shall provide to the other party a written schedule of the calculation within ninety (90) days following the determination of the allocation of the Purchase Price in accordance with Section 6.06(b).  In the event that Buyer is performing the calculation, Sellers shall provide Buyer promptly upon Buyer’s request with any relevant background and supporting information and documentation necessary to establish the basis for such calculation.  Where Sellers are performing the calculation, such information shall accompany the written calculation of the Section 338(h)(10) Adjustment.  Sellers and Buyer shall seek in good faith to resolve in writing any differences that they may have with respect to Section 338(h)(10) Adjustment, but if they cannot resolve such differences within thirty (30) days following Buyer’s delivery of its calculation, Sellers and Buyer shall submit to the Independent Accountant for arbitration any and all matters that remain in dispute, and shall thereafter provide to the Independent Accountant any information or documentation that it may reasonably request in connection with such arbitration.   The fees and expenses of the Independent Accountant shall be borne by the Buyers.  Within thirty (30) days of either (a) agreement between Buyer and Sellers on the Section 338(h)(10) Adjustment or (b) determination of the Section 338(h)(10) Adjustment by the Independent Accountant, but in no event later than ten (10) days prior to the due date (without extensions) for Sellers to file their federal income returns by their taxable year that includes the Closing Date, Buyer will pay to Sellers the so agreed or determined Section 338(h)(10) Adjustment by wire transfer. All calculations hereunder shall be based on reasonable assumptions, including without limitation the assumptions that (A) all of the taxable gain the Sellers would have recognized if no Section 338(h)(10) Election were made would have been treated as long-term capital gain for federal income Tax purposes, (B) each Seller is subject to federal income Tax on long-term capital gains at the long-term capital gain rate in effect on the Closing Date, (C) each Seller is subject to federal income Tax on ordinary income at the highest marginal rate in effect on the Closing Date, and (D) no Seller has any loss, deduction, credit or similar item for any taxable year in which a payment of the Purchase Price is made that would be available to offset any portion of, or otherwise reduce the amount of, the taxable income or gain such Seller would recognize from the transaction contemplated herein

(v) In the event there is a final determination (within the meaning of Section 1313(a) of the Code) that the amount of Taxes due by Sellers because of the Section 338(h)(10) Election is greater than the amount of such additional Taxes upon which the Section 338(h)(10) Adjustment was calculated, the Buyer shall remit to Sellers, promptly following such final determination, an amount equal to the excess of the Section 338(h)(10) Adjustment calculated based on such increased Taxes together with any interest and penalties that may be due over the Section 338(h)(10) Adjustment originally paid. For avoidance of doubt such recalculated Section 338(h)(10) Adjustment shall be made in a manner such that Sellers shall receive and retain, on an after tax basis, the same amount that they would have received and retained had the Section 338(h)(10) Election never been made.

(b) Allocation of Purchase Price. If a Section 338(h)(10) Election is made, Sellers and Buyer agree that the Purchase Price and the Liabilities of the Company (plus other relevant items) shall be allocated among the assets of the Company for all purposes (including Tax and financial accounting) as shown on the allocation schedule (the "Allocation Schedule"). A draft of the Allocation Schedule shall be prepared by Buyer and delivered to Sellers within 30 days following the Closing Date for its approval. If Sellers notify Buyer in writing that Sellers object to one or more items reflected in the Allocation Schedule, Sellers and Buyer shall negotiate in good faith to resolve such dispute; provided, however, that if Sellers and Buyer are unable to resolve any dispute with respect to the Allocation Schedule within 30 days following the Closing Date, such dispute shall be resolved by the Independent Accountant. The fees and expenses of such accounting firm shall be borne by Buyer.  Buyer, the Company and Sellers shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the Allocation Schedule. Any adjustments to the Purchase Price pursuant to Section 2.03 herein shall be allocated in a manner consistent with the Allocation Schedule

(c) Expenses.  All reasonable direct and indirect expenses incurred by Sellers after Closing in connection with the Section 338(h)(10) Election shall be paid or reimbursed by the Buyers to Sellers, including, without limitation, payments to Sellers’ accountants, counsel and appraisers, in connection, without limitation, with the calculation and/or review of the Section 338(h)(10) Adjustment and the preparation of the Section 338 Forms and the Allocation Schedule, such payments or reimbursement to be paid within ten (10) days of the request for same and shall be  treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

Section 6.07 Contests. Buyer agrees to give written notice to Sellers of the receipt of any written notice by the Company, Buyer or any of Buyer's Affiliates which involves the assertion of any claim, or the commencement of any Action, in respect of which an indemnity may be sought by Buyer pursuant to this Article VI (a "Tax Claim").  Failure to comply with this provision shall not affect Buyer’s right to indemnification hereunder unless and to the extent such failure prejudices the ability to contest such Tax Claim. Sellers shall control the contest or resolution of any Tax Claim, employing counsel of their choice for such purpose, the fees and expenses of which counsel to be borne by Sellers; provided however, that to the extent the asserted claim relates, directly or indirectly, to the Section 338(h)(10) Election, Buyer shall bear the fees and expenses of Sellers’ counsel.  Sellers shall obtain the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed) before entering into any settlement of a claim except that such consent shall not be required for a settlement involving solely the payment of the Tax.  Buyer shall be entitled to participate in the defense of such Tax Claim and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by Buyer.  If and to the extent a Tax Claim is asserted or commenced in a proceeding or action that also involves issues or claims with respect to which indemnity may not be sought by Buyer pursuant to this

Article VI, Buyer shall control the contest or resolution of any such issues or claims.  Buyer and Sellers shall cooperate reasonably and in good faith to implement the provisions of this Section 6.07.  Any amount payable by Buyer pursuant to this Section 6.07 shall be made within ten (10) days of the request for same and shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

Section 6.08 Refunds. Any refunds of Pre-Closing Taxes received by the Company shall be transmitted to the Sellers within ten (10) days of receipt by the Company proportional to the Sellers’ respective interests in the Purchase Price.

Section 6.09 Cooperation and Exchange of Information. Sellers and Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this Article VI or in connection with any audit or other proceeding in respect of Taxes of the Company. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each of Sellers and Buyer shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company for any taxable period beginning before the Closing Date, Sellers or Buyer (as the case may be) shall provide the other party with reasonable written notice and offer the other party the opportunity to take custody of such materials.

Section 6.10 Tax Treatment of Indemnification Payments. Any indemnification payments pursuant to this Article VI shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

Section 6.11 Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of Section 3.22 and this Article VI shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days.

Section 6.12 Overlap. To the extent that any obligation or responsibility pursuant to Article VIII may overlap with an obligation or responsibility pursuant to this Article VI, the provisions of this Article VI shall govern.

Article VII Conditions to closing

Section 7.01 Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the following condition: No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

Section 7.02 Conditions to Obligations of Buyer.  The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer's waiver, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of the Company and Sellers contained in Article III shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect.

(b) The Company and Sellers shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Sellers shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) No Action shall have been commenced against Buyer, Sellers or the Company, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.

(d) From the date of this Agreement, there shall not have occurred any Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect.

(e) The Transaction Documents (other than this Agreement) shall have been executed and delivered by the parties thereto and true and complete copies thereof shall have been delivered to Buyer.

(f) Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of the Company, that each of the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied.

(g) Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Company certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Sellers authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(h) Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Sellers certifying the names and signatures of the officers of Sellers authorized to sign this Agreement, the Transaction Documents and the other documents to be delivered hereunder and thereunder.

(i) Buyer shall have received signed resignations of the directors of the Company.
(j) The Key Employees shall have accepted their employment offers with Buyer and shall have signed Buyer’s Inventions Assignment Agreement.

(k) Sellers shall have delivered to Buyer a good standing certificate (or its equivalent) for the Company from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which the Company is organized.

(l) Sellers shall have delivered to Buyer a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that Sellers is not a foreign person within the meaning of Section 1445 of the Code.

(m) Sellers shall have delivered, or caused to be delivered, to Buyer stock certificates evidencing the Shares, free and clear of Encumbrances, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank and with all required stock transfer tax stamps affixed.

(n) Sellers shall have delivered to Buyer evidence reasonably satisfactory to Buyer that all outstanding indebtedness has been repaid in full or converted into equity of the Company.
(o) There shall be no outstanding options or warrants to purchase Company capital stock.

Section 7.03 Conditions to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Sellers's waiver, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Buyer contained in Article IV shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect.

(b) Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Buyer shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any material transaction contemplated hereby.
(d) The Transaction Documents (other than this Agreement) shall have been executed and delivered by the parties thereto and true and complete copies thereof shall have been delivered to Sellers.

(e) Sellers shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

(f) Sellers shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(g) Sellers shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying the names and signatures of the officers of Buyer authorized to sign this Agreement, the Transaction Documents and the other documents to be delivered hereunder and thereunder.

(h) Buyer shall have delivered to Sellers cash in an amount equal to the Purchase Price less the Escrow Amount by wire transfer in immediately available funds, to an account or accounts designated at least two Business Days prior to the Closing Date by Sellers in a written notice to Buyer.

Article VIII Indemnification
Section 8.01 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein (other than any representations or warranties contained in Section 3.22 which are subject to Article VI) shall survive the Closing and shall remain in full force and effect until the date that is 18 months from the Closing Date; provided, that the representations and warranties in (a) Section 3.01,  Section 3.02, and Section 4.01 shall survive indefinitely, and (b) Section 3.11 shall survive for a period of two years after the Closing. All covenants and agreements of the parties contained herein (other than any covenants or agreements contained in Article VI which are subject to Article VI) shall survive the Closing indefinitely or for the period explicitly specified therein; provided, that the indemnification provisions in Section 8.02(c) and 8.02(d) shall survive for a period of two years after the Closing.  FOR THE AVOIDANCE OF DOUBT, THE PARTIES AGREE AND ACKNOWLEDGE THAT THE SURVIVAL PERIODS SET FORTH IN THIS SECTION 8.01 ARE CONTRACTUAL STATUTE OF LIMITATIONS AND ANY CLAIM BROUGHT BY ANY PARTY PURSUANT TO THIS ARTICLE VIII MUST BE ASSERTED PRIOR TO THE EXPIRATION OF THE SURVIVAL PERIOD.  Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

Section 8.02 Indemnification By Sellers. Subject to the other terms and conditions of this Article VIII, Sellers shall, severally in proportion to their ownership of the Shares (as of Closing) and not jointly, indemnify and defend each of Buyer and its Affiliates (including the Company) and their respective Representatives (collectively, the "Buyer Indemnitees") against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Sellers contained in this Agreement or in any certificate or instrument delivered by or on behalf of Sellers pursuant to this Agreement (other than in respect of Section 3.22, it being understood that the sole remedy for any such inaccuracy in or breach thereof shall be pursuant to Article VI), as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); or

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Sellers pursuant to this Agreement (other than any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in Article VI, it being understood that the sole remedy for any such breach, violation or failure shall be pursuant to Article VI);

(c) with respect to the Company’s operations in Serbia, (i) any breach or non-fulfillment of any covenant, agreement or obligation arising from or related to Fiber Veling’s employees in

Serbia, including the payment of all payroll or associated taxes or fees, (ii) violation of applicable Serbian Laws, or (iii) claims arising from or related to any agreement, understanding or relationship of the Company with an independent contractor or other third party providing services to Company in Serbia; or

(d) any claim that ownership of the Company-Owned Intellectual Property was transferred in whole or in part to a customer, purchaser or user of the Company Products prior to the Closing Date.

Section 8.03 Indemnification By Buyer. Subject to the other terms and conditions of this Article VIII, Buyer shall indemnify and defend Sellers and their Affiliates and their respective Representatives (collectively, the "Sellers Indemnitees") against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Sellers Indemnitees based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or in any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); or

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement (other than Article VI, it being understood that the sole remedy for any such breach thereof shall be pursuant to Article VI).

Section 8.04 Certain Limitations. The indemnification provided for in Section 8.02 and Section 8.03 shall be subject to the following limitations:

(a) Sellers shall not be liable to the Buyer Indemnitees for indemnification under Section 8.02(a) until the aggregate amount of all Losses in respect of indemnification under Section 8.02(a) exceeds $200,000 (the "Basket"), in which event Sellers shall be required to pay or be liable for all such Losses from the first dollar; provided that the Basket shall not apply to Losses related to (i) any inaccuracy or breach of the representations and warranties contained in Section 3.01,  Section 3.02,  Section 3.11, or Section 3.22 or (ii) the fraudulent or willful breach of any representation or warranty of Sellers or the Company.  The aggregate amount of all Losses for which Sellers shall be liable pursuant to Section 8.02(a) or Section 8.02(c) shall not exceed  20% of the Purchase Price; provided, however, in the case of Losses due to an inaccuracy in or breach of the representations and warranties contained in Section 3.01, Section 3.02 or Section 3.22 or due to the fraudulent or willful breach of any representation or warranty given by the Company or Sellers, Sellers shall be liable for such Losses up to 100% of the Purchase Price.  The aggregate amount of Losses for which Sellers shall be liable pursuant to Section 8.02(b) shall not exceed 100% of the Purchase Price.  The aggregate amount of Losses for which Sellers shall be liable pursuant to Section 8.02(d) shall not exceed $15,000,000.  Notwithstanding the foregoing, there shall be no limit on the liability of a Seller who commits (or causes the Company to commit) or has knowledge of any fraudulent or willful breach of any representation or warranty.  The parties agree that no individual Seller shall be required to indemnify Buyer Indemnitees in excess of his or her proportionate ownership of the Shares (as of Closing).

(b) Buyer shall not be liable to the Sellers Indemnitees for indemnification under Section 8.03(a) until the aggregate amount of all Losses in respect of indemnification under Section 8.03(a) exceeds the Basket, in which event Buyer shall be required to pay or be liable for all such Losses from the first dollar; provided that the Basket shall not apply to Losses related to (i) any inaccuracy or breach of the representations and warranties contained in Section 4.01 or (ii) the fraudulent or willful breach of any representation or warranty of Buyer. The aggregate amount of all Losses for which Buyer shall be liable pursuant to Section 8.03 shall not exceed 100% of the Purchase Price with respect to Losses due to an inaccuracy in or breach of the representations and warranties contained in Section 4.01 or due to the fraudulent or willful breach of any representation or warranty given by Buyers; provided, however, there shall be no limit on the liability of Buyer if Buyer commits or has knowledge of any fraudulent or willful breach of any representation or warranty.

(c) Other than for Third Party Claims, in no event shall any Indemnifying Party be liable to any Indemnified Party, and in no event shall any claim for indemnification under this Article VIII be made, for incidental, indirect, consequential, special, punitive, exemplary or other such damages by reason of the breach of any representation, warranty, covenant, agreement or indemnity contained herein.

(d) Each Indemnified Party shall take, and cause its Affiliates to take, commercially reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, provided that the Indemnified Party shall not be required to incur any out of pocket costs to remedy the breach that gives rise to such Loss.

(e) With respect to Third Party Claims for infringement of patent rights that occur after Closing, Indemnitees’ obligations for Losses related to the sale of Company Products by the Company or the Buyer shall be limited to Losses related to the sale of product and services by the Company prior to Closing. For the avoidance of doubt where the Company has no knowledge of third party patent rights prior to closing, any Losses or portion of Loss caused by infringement of the third party patent rights as a result of making, using, selling, offering for sale, and/or importing products or service by the Company and/or Buyer after Closing is the sole responsibility of the Buyer.  Notwithstanding anything to the contrary contained in this Section 8.04(e), nothing in Section 8.04(e) shall limit or otherwise diminish Sellers obligation to pay all costs and expenses required to litigate or otherwise resolve a claim regarding infringement of patent rights whether occurring prior or after closing, including but not limited to reasonable attorneys’ fees.

Section 8.05 Indemnification Procedures.  The party making a claim under this Article VIII is referred to as the "Indemnified Party", and the party against whom such claims are asserted under this Article VIII is referred to as the "Indemnifying Party".

(a) Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a "Third Party Claim") against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 20 calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party's expense and by the Indemnifying Party's own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the Indemnifying Party is Sellers, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that seeks an injunction or other equitable relief against the Indemnified Party. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 8.05(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party's right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 8.05(b), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Sellers and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available (subject to the provisions of Section 5.03) records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b) Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 8.05(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 8.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c) Direct Claims. Any Action by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a "Direct Claim") shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party's investigation by giving such information and assistance (including access to the Company's premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30 day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(d) Tax Claims. Notwithstanding any other provision of this Agreement, the control of any claim, assertion, event or proceeding in respect of Taxes of the Company (including, but not limited to, any such claim in respect of a breach of the representations and warranties in Section 3.22 hereof or any breach or violation of or failure to fully perform any covenant, agreement, undertaking or obligation in Article VI) shall be governed exclusively by Article VI hereof.

Section 8.06 Payments.

(a) Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Article VIII, (a) in the event that Sellers are the Indemnifying Party and to the extent funds are available, such obligations shall first be satisfied by a distribution from the Escrow Account in accordance with the terms of the Escrow Agreement; and (b) in the event (i) the funds in the Escrow Amount are not sufficient to cover  Sellers’ obligations hereunder or (ii) Buyer is the Indemnifying Party, the Indemnifying Party shall satisfy their obligations within 30 Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds. The parties hereto agree that should an Indemnifying Party not make full payment of any such obligations within such 30 Business Day period, any amount payable shall accrue simple interest from and including the date of agreement of the Indemnifying Party or final, non-appealable adjudication to but excluding the date such payment has been made at a rate per annum equal to the U.S. prime rate as published in the Wall Street Journal on the business day immediately prior to the date of payment. Such interest shall be calculated daily on the basis of a 365 day year and the actual number of days elapsed.

(b) All calculations of Losses suffered by Buyer Indemnitees shall be reduced by (i) any insurance proceeds actually received by Buyer Indemnitees in connection with the matter out of which such Losses arise; and (ii) any Tax benefit realized by Buyer arising from the incurrence or payment of any such Loss (in the case of both insurance recovery or Tax benefit such reduction shall be referred to as the “Credit Amount”).  In computing the amount of any Credit Amount derived from any Tax benefit, the indemnified party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Loss, provided, however, that notwithstanding anything in this Agreement actually or seemingly to the contrary, any such indemnity obligation under this Article VIII shall be paid upon being established and/or when due, and the Credit Amount derived from an insurance recovery and/or Tax benefit shall be rebated or refunded by the indemnified party to the indemnifying party within ten (10) days of (a) receipt of the insurance benefit, or (b) the receipt of the tax benefit as claimed on a filed Tax Return; and, provided further, however, to the extent any such Credit Amount is required to be returned or refunded to a payor of the insurance recovery and/or, in the case of a Tax benefit, to a governmental authority, then the indemnifying party shall return such Credit Amount, or any part thereof, to the indemnified party.  The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement.

Section 8.07 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 8.08 Exclusive Remedies. Subject to Section 5.04 and Section 10.12, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, criminal activity or willful misconduct on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in Article VI and this Article VIII. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in Article VI and this Article VIII. Nothing in this Section 8.09 shall limit any Person's right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any party's fraudulent, criminal or intentional misconduct.

Article IX Termination
Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing:
(a) by the mutual written consent of Sellers and Buyer;
(b) by Buyer by written notice to Sellers if:

(i) Buyer is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Sellers pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure has not been cured by Sellers within ten days of Sellers's receipt of written notice of such breach from Buyer; or

(ii) any of the conditions set forth in Section 7.01 or Section 7.02 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by February 29, 2016 (the “Drop Dead Date”), unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c) by Sellers by written notice to Buyer if:

(i) Sellers is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure has not been cured by Buyer within ten days of Buyer's receipt of written notice of such breach from Sellers; or

(ii) any of the conditions set forth in Section 7.01 or Section 7.03 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by the Drop Dead Date, unless such failure shall be due to the failure of Sellers to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(d) by Buyer or Sellers if:
(i) any Law makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(ii) any Governmental Authority has issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

Section 9.02 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a) as set forth in this Article IX and Section 5.03 and Article X hereof; and
(b) that nothing herein shall relieve any party hereto from liability for any willful breach of any provision hereof.
Article X Miscellaneous
Section 10.01 Sellers’ Representative

(a) By executing this Agreement, each Seller hereby irrevocably authorizes and appoints Sellers’ Representative as such Person’s representative and attorney-in-fact to act on behalf of such Person with respect to this Agreement and the Escrow Agreement and to take any and all actions and make any decisions required or permitted to be taken by Sellers pursuant to this Agreement or the Escrow Agreement, including, but not limited to, the exercise of the power to:

(i) give and receive notices and communications;

(ii) authorize delivery to Buyer of cash from the Escrow Account in satisfaction of any amounts owed to Buyer pursuant to (x) Section 2.03 or (y) Sellers’ indemnification obligations under this Agreement;

(iii) agree to, negotiate, enter into settlements and compromises of, and comply with orders or otherwise handle any other matters described in Section 2.03;

(iv) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to claims for indemnification made by Buyer;
(v) litigate, arbitrate, resolve, settle or compromise any claim for indemnification under this Agreement;
(vi) execute and deliver all documents necessary or desirable to carry out the intent of this Agreement, including the Escrow Agreement;
(vii) make all elections or decisions contemplated by this Agreement and the Escrow Agreement;
(viii) engage, employ or appoint any agents or representatives (including attorneys, accountants and consultants) to assist Sellers’ Representative in complying with its duties and obligations; and
(ix) take all actions necessary or appropriate in the good faith judgment of Sellers’ Representative for the accomplishment of the foregoing.

Buyer shall be entitled to deal exclusively with Sellers’ Representative on all matters relating to this Agreement and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Seller by Sellers’ Representative, and on any other action taken or purported to be taken on behalf of any Seller by Sellers’ Representative, as being fully binding upon such Person. Notices or communications to or from Sellers’ Representative shall constitute notice to or from each of the Sellers. Any decision or action by Sellers’ Representative hereunder, including any agreement between Sellers’ Representative and Parent relating to the defense, payment or settlement of any claims for indemnification hereunder, shall constitute a decision or action of all Sellers and shall be final, binding and conclusive upon each such Person. No Seller shall have the right to object to, dissent from, protest or otherwise contest the same. The provisions of this Section, including the power of attorney granted hereby, are independent and severable, are irrevocable and coupled with an interest and shall not be terminated by any act of any Person, or by operation of Law.

(b) The Sellers’ Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of a majority in interest of the Sellers according to each Seller’s pro rata ownership interest immediately prior to Closing (the "Majority Holders"); provided, however, in no event shall Sellers’ Representative resign or be removed without the Majority Holders having first appointed a new Sellers’ Representative who shall assume such duties immediately upon the resignation or removal of Sellers’ Representative. In the event of the death, incapacity, resignation or removal of Sellers’ Representative, a new Sellers’ Representative shall be appointed by the vote or written consent of the Majority Holders. Notice of such vote or a copy of the written consent appointing such new Sellers’ Representative shall be sent to Buyer, such appointment to be effective upon the later of the date indicated in such consent or the date such notice is received by Buyer; provided, that until such notice is received, Buyer shall be entitled to rely on the decisions and actions of the prior Sellers’ Representative as described in Section 10.01(a) above.

(c) The Sellers’ Representative shall not be liable to the Sellers for actions taken pursuant to this Agreement or the Escrow Agreement, except to the extent such actions shall have been determined by a court of competent jurisdiction to have constituted gross negligence or involved fraud, intentional misconduct or bad faith (it being understood that any act done or omitted pursuant to the advice of counsel, accountants and other professionals and experts retained by Sellers’ Representative shall be conclusive evidence of good faith). The Sellers’ shall severally and not jointly (in accordance with their pro rata ownership interest immediately prior to closing), indemnify and hold harmless Sellers’ Representative from and against, compensate it for, reimburse it for and pay any and all losses, liabilities, claims, actions, damages and expenses, including reasonable attorneys’ fees and disbursements, arising out of and in connection with its activities as Sellers’ Representative under this Agreement and the Escrow Agreement (the "Representative Losses"), in each case as such Representative Loss is suffered or incurred; provided, that in the event it is finally adjudicated that a Representative Loss or any portion thereof was primarily caused by the gross negligence, fraud, intentional misconduct or bad faith of Sellers’ Representative, Sellers’ Representative shall reimburse the Sellers the amount of such indemnified Representative Loss attributable to such gross negligence, fraud, intentional misconduct or bad faith.

Section 10.02 Expenses.  Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.  The parties agree that the Sellers shall pay all amounts payable to M&A Securities Group.

Section 10.03 Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.03):

vic@thepaks.com Victor Pak
If to Company, Sellers or Sellers’ Representative:	126 Clark Drive San Mateo, CA 94402 E-mail: vic@thepaks.com Attention:Victor Pak
with a copy to (which shall not constitute notice):	Rimon PC E-mail: frank.vargas@Rimonlaw.com Attention:Frank Vargas, Esq.
If to Buyer:	Control4 Corporation 11734 S. Election Road Salt Lake City, Utah 84020 Facsimile:801-523-3199 E-mail: jdungan@control4.com Attention:Jeff Dungan
with a copy to (which shall not constitute notice):	Control4 Office of the General Counsel E-mail: gbishop@control4.com Attention:Greg Bishop

Section 10.04 Interpretation. For purposes of this Agreement, (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 10.05 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 10.06 Severability.  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 5.04(d), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 10.07 Entire Agreement.  This Agreement, the other Transaction Documents and any side letter agreements between the parties of even date of this Agreement constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 10.08 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that prior to the Closing Date, Buyer may, without the prior written consent of Sellers, assign all or any portion of its rights under this Agreement to one or more of its direct or indirect wholly-owned subsidiaries. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 10.09 No Third-party Beneficiaries. (a) Except as provided in Section 6.03 and Article VIII and (b) except as to the employees designated in writing by Sellers in Section 5.12 of the Disclosure Schedule and with such employees only having third-party beneficiary rights as to Buyer’s covenant to issue the restricted stock units or equivalents as described in Section 5.12, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.10 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 10.11 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Utah or any other jurisdiction).

(b) ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF UTAH IN EACH CASE LOCATED IN SALT LAKE CITY AND COUNTY OF SALT LAKE, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY'S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS

WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10(c).

Section 10.12 Specific Performance.  The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 10.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Victor Pak	The Stacy Pak 2015 Annuity Trust

_____________________	By_____________________

In his personal capacity and in his	Name:
capacity as Sellers’ Representative	Title:

Dusan Jankov	The Victor Pak 2015 Annuity Trust

_____________________	By_____________________
Name:
Title:

Nickolas Phillips	Pakedge Device & Software Inc.

_____________________	By_____________________
Name:
Title:

Control4 Corporation

By_____________________
Name:
Title:

[Signature Page to Stock Purchase Agreement]

EXHIBIT A

Form of Escrow Agreement

[See attached.]

[Signature Page to Stock Purchase Agreement]

EXHIBIT B

Form of Employment Offer Letter

[See attached.]

EXHIBIT C

Form of Inventions Assignment Agreement

[See attached.]

Schedule 1

Example of Closing Adjusted Working Capital Calculation